November 5, 2010

*By U.S. Mail and Facsimile to: (309)736-3149*

Todd A Gipple
Chief Financial Officer
QCR Holdings, Inc.
3551 7<sup>th</sup> Street
Moline, IL 61265

> **Re:** **QCR Holdings, Inc.**
> **Form 10-K for the period ended December, 31, 2009**
> **Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010**
> **File No. 0-22208**

Dear Mr. Gipple:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. Please file your response on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K

Lending/Leasing, page 5

1. Please refer to your response to comment 1 of our August 31, 2010 letter. The draft revisions to your future filings provided with your response appear generic to any lender. The purpose of our comment was to elicit information that would potentially help investors and others identify risks related to your underwriting policies and procedures. While not requesting that you disclose specific information for individual loans, we do believe providing quantified information for the factors you present are important. Ranges of the variables (LTV, debt service ratios, etc.) are helpful to the extent representative of the majority of your portfolio. Significant variations from the ranges should be separately disclosed. Similarly, please tell us whether you intend to identify each of the significant industries of concentration in your table provided in Exhibit 1, and if not, tell us why not. Please revise your future filings accordingly.

Financial Statements

Note 4. Investments Securities, page 61

2. Please refer to your response to comment 4 of our August 31, 2010 letter. We understand the amounts of the unrecognized losses do not appear significant as a percentage of your entire securities portfolio; however, it appears they have the potential to have a material impact on net income and net income attributable to common shareholders which is the more relevant measure of materiality. Further, the information provided your response was insufficient to allow us to concur with your conclusion that the amounts involved were not other-than-temporarily impaired. Please revise your future filings to provide a more detailed qualitative and quantitative narrative of the factors you considered in determining that the unrealized losses on each of your trust preferred and other securities were not other than temporary. As previously requested, clearly disclose how you address your assumptions for the discount rate, deferral rate, and default rates for each individual trust preferred securities. Specifically address the significant negative evidence of the level of severity of the unrealized losses on these securities.

You may contact Paul Cline, Staff Accountant, at (202)551.3851 or me at (202)551.3494 if you have questions about our comments.

Sincerely,


Kevin W. Vaughn
Accounting Branch Chief